OBSIDIAN ENERGY LTD.	Exhibit 99.2
Form of Proxy – Annual and Special Meeting to be held on May 7, 2025.	Trader’s Bank Building 702, 67 Yonge Street Toronto ON M5E 1J8

Instrument of Proxy for the 2025 Annual and Special Meeting of Shareholders

This Instrument of Proxy is solicited on behalf of management of Obsidian Energy Ltd. (“Obsidian Energy”) in connection with the 2025 Annual and Special Meeting of Shareholders to be held on Wednesday, May 7, 2025 at 1:00 p.m. (Mountain Daylight Time) at the corporate offices of Obsidian Energy Ltd. located at Suite 200, 207 9th Avenue SW, Calgary, Alberta and any adjournments or postponements thereof (the “Meeting”).

The undersigned shareholder(s) of Obsidian Energy hereby appoints Gordon Ritchie, Chair of the Board of Obsidian Energy, of the City of Calgary, in the Province of Alberta or, failing him, Mark Hawkins, Vice President Legal, General Counsel and Corporate Secretary of Obsidian Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, the person named below as proxy of the undersigned, with full powers of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Meeting. The shares represented by this Instrument of Proxy shall be voted for or against (or withheld from voting), as applicable, in accordance with the instructions of the shareholder on any matter to be acted upon at the Meeting and, where the shareholder has specified a choice with respect to any matter to be acted upon, the shares shall be voted for or against (or withheld from voting), as applicable, on any matter in accordance with the specification so made.

Print the name of the person you are appointing if this person is someone other than the individuals listed above.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLGHITED TEXT OVER THE BOXES.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this Instrument of Proxy in the following manner:

1. Appointment of Auditor. An ordinary resolution to appoint KPMG LLP, Chartered Accountants, Calgary, Alberta, as auditor of Obsidian Energy for the ensuing year.							For	Withhold
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2. Election of Directors.	For	Withhold		For	Withhold		For	Withhold
a. Shani Bosman	☐	☐	b. John Brydson	☐	☐	c. Raymond D. Crossley	☐	☐
d. Michael Faust	☐	☐	e. Edward H. Kernaghan	☐	☐	f. Stephen Loukas	☐	☐
g. Gordon Ritchie	☐	☐
3.
Advisory Vote on Executive Compensation. Advisory vote approving Obsidian Energy's approach to executive compensation as more particularly described in the information circular and proxy statement of Obsidian Energy dated March 15, 2025 (the "Information Circular").
							For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

	Signature(s):	Date MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.

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Annual Financial Statements – Check the box to the right if you would like to NOT RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

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INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR
PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Obsidian Energy.

Proxies must be received by 1:00 p.m., Mountain Daylight Time, on May 5, 2025.

Notes to Proxy

1.
Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him or her and on his or her behalf at the Meeting. To exercise such right, the name of the shareholder's appointee should be legibly printed in the blank space provided. The person appointed proxy must be present at the Meeting to vote.
2.
If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized.
3.
This Instrument of Proxy must be dated and signed by the shareholder, or by his or her attorney authorized in writing, and the signature hereon should be exactly the same as the name in which the shares are registered. If this Instrument of Proxy is undated, it will be deemed to be dated the date on which it was received by or on behalf of Obsidian Energy.
4.
Persons signing this Instrument of Proxy as executors, administrators, trustees, etc. should so indicate and give their full title as such.
5.
This Instrument of Proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and submitted to Odyssey Trust Company any time up to 1:00 p.m. (Mountain Daylight Time) on May 5, 2025 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment(s) or postponement(s) of the Meeting (the "Proxy Deadline").
6.
If you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, any time up to the Proxy Deadline. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is valid and submitted by the Proxy Deadline.
7.
For further information, see "Voting Information – Solicitation of Proxies" in the Information Circular.
8.
A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) or postponement(s) of that meeting.
9.
The proxyholder has discretion and authority under this Instrument of Proxy to consider amendments or variations of the matters of business identified in the notice of the Meeting, as well as any other matters properly brought before the Meeting, or any adjournment(s) or postponement(s) thereof. Shareholders are encouraged to review the Information Circular carefully before submitting this Instrument of Proxy. As at March 15, 2025, management of Obsidian Energy was not aware that any such amendments, variations or other matters that are to be presented at the Meeting.

Shareholder Address and Control Number Here
To Vote Your Proxy Online please visit: https://vote.odysseytrust.com You will require the CONTROL NUMBER printed with your address to the right. If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.